UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b) (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (b)

(Amendment No. 1)*

KnowBe4, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001

(Title of Class of Securities)

49926T104

(CUSIP Number)

            December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒       Rule 13d-1(b)

☐       Rule 13d-1(c)

☐       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 49926T104	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON ALLIANZ GLOBAL INVESTORS U.S. HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,928,025
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.9%
12	TYPE OF REPORTING PERSON HC, OO

CUSIP NO. 49926T104	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON ALLIANZ GLOBAL INVESTORS U.S. LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,754,935
	6	SHARED VOTING POWER 173,090
	7	SOLE DISPOSITIVE POWER 4,928,025
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,928,025
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.9%
12	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 49926T104	13G	Page 4 of 8 Pages

Item 1	(a)	Name of Issuer: KnowBe4, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
33 N. Garden Avenue Clearwater, FL 33755

Item 2	(a)	Names of Filers:
Allianz Global Investors U.S. Holdings LLC (“AGI US Holdings”)
Allianz Global Investors U.S. LLC (“AGI US”)

	(b)	Filers’ Addresses of Principal Business Offices:
AGI US Holdings: 1633 Broadway, New York, NY 10019
AGI US: 1633 Broadway, New York, NY 10019

	(c)	Filers’ Citizenship:
AGI US Holdings: Delaware AGI US: Delaware

	(d)	Title of Class of Securities: Class A Common Stock, par value $0.00001

	(e)	CUSIP Number: 49926T104

Item	3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(e)	☒ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒ Parent holding company or control person, in accordance with 13d-1(b)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J); or

(k)	☐ Group, in accordance with Rule13d-1(b)(1)(ii)(K);

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution                                                                                                                   .

CUSIP NO. 49926T104	13G	Page 5 of 8 Pages

Item 4	Ownership.

(a)	Amount beneficially owned: 4,928,025

(b)	Percent of Class: 11.9%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote:

AGI US: 4,754,935

	(ii)	Shared power to vote:

AGI US: 173,090

	(iii)	Sole power to dispose or direct the disposition of:

AGI US: 4,928,025

	(iv)	Shared power to dispose or direct the disposition of: 0

Each of the entities named in this Item 4 (collectively, the “AGI Advisers”) is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, and a directly or indirectly wholly-owned subsidiary of AGI US Holdings.

The securities reported in this Schedule 13G are held by investment advisory clients or discretionary accounts of which an AGI Adviser is the investment adviser. When an investment management contract (including a sub-advisory agreement) delegates to an AGI Adviser investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, AGI US Holdings treats the AGI Adviser as having sole investment discretion or voting authority, as the case may be, for purposes of Schedule 13G filings unless the agreement specifies otherwise. Accordingly, this Schedule 13G reports that each AGI Adviser has sole investment discretion and voting authority over the securities covered by any such investment management agreement. Each AGI Adviser may be deemed to beneficially own the securities held by its clients or accounts within the meaning of rule 13d-3 under the Act. Because AGI US Holdings is the parent holding company of the AGI Advisers that are its subsidiaries, it may be deemed to beneficially own the securities held by those AGI Advisers’ clients or accounts.

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reports the securities beneficially owned, or deemed to be beneficially owned, by certain subsidiaries and affiliates of AGI US Holdings. It does not include securities, if any, beneficially owned by other affiliates of AGI US Holdings whose ownership of securities is disaggregated from that of AGI US Holdings and the AGI Advisers in accordance with that release (nor does it include securities, if any, beneficially owned by Allianz SE or its affiliates outside of the AGI Advisers that are also disaggregated in accordance with that release).

AGI US Holdings and the AGI Advisers believe that they do not constitute a “group” within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the securities reported in this Schedule 13G held by any of them or by any persons or entities for whom or for which any AGI Adviser provides investment management services. Each of AGI US Holdings and the AGI Advisers also disclaims beneficial ownership of these securities except to the extent of that filer’s pecuniary interest therein.

CUSIP NO. 49926T104	13G	Page 6 of 8 Pages

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4. Each client of an AGI Adviser named in this Schedule 13G has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities reported herein. No one client holds more than five percent of such securities other than MUKAM Cyber Security Equity Mother Fund which holds 3,740,728 shares, or 9.1% of the class of such securities.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Items 3 and 4.

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

Exhibit A - Joint Filing Agreement

CUSIP NO. 49926T104	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2022

ALLIANZ GLOBAL INVESTORS U.S. HOLDINGS LLC

By:	/s/ Paul Koo

Director and U.S. Head of Business and Regulatory Compliance

ALLIANZ GLOBAL INVESTORS U.S. LLC

By:	/s/ Paul Koo
Director and Chief Compliance Officer

CUSIP NO. 49926T104	13G	Page 8 of 8 Pages

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, each of the undersigned hereby constitutes and appoints Allianz Global Investors U.S. Holdings LLC, a Delaware limited liability company, as its true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Date: February 10, 2022

ALLIANZ GLOBAL INVESTORS U.S. HOLDINGS LLC

By:	/s/ Paul Koo

Director and U.S. Head of Business and Regulatory Compliance

ALLIANZ GLOBAL INVESTORS U.S. LLC

By:	/s/ Paul Koo
Director and Chief Compliance Officer